# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALTUS POWER, INC., CIK 0001828723
CUSIP: 02217A102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2200 Atlantic Street, 6th Floor, Stamford, Connecticut (CT), 06902
Date of event which requires filing of this statement: 02/05/2025
Amends the filing with accession number 0001193125-23-012119
Filed by CIK 0001590854
Persons authorized to receive notices and communications: Gregg Felton, 2200 Atlantic Street, 6th Floor, Stamford, Connecticut (CT), 06902, (203) 698-0090

## Reporting persons
- Gregg Felton (CIK 0001590854): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,094,857; shared voting power 12,044,603; sole dispositive power 4,094,857; shared dispositive power 12,044,603; aggregate amount beneficially owned 16,139,460 (10.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: ALTUS POWER, INC.
Address of issuer's principal executive offices: 2200 Atlantic Street, 6th Floor, Stamford, Connecticut (CT), 06902
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on December 10, 2021 (as amended, the "Schedule 13D"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Agreement and Plan of Merger

On February 5, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Avenger Parent, Inc., a Delaware corporation ("Parent"), and Avenger Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are subsidiaries of TPG Global, LLC through its TPG Rise Climate Transition Infrastructure fund ("TPG").

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), and by virtue of the Merger, each share of Class A Common Stock that is issued and outstanding immediately prior to the Effective Time, including shares of Class A Common Stock issued upon conversion of shares of Class B common stock, par value $0.0001 per share, of the Issuer ("Class B Common Stock" and collectively with the Class A Common Stock, the "Common Stock") (other than (i) shares of Common Stock owned directly by Parent, Merger Sub or their subsidiaries immediately prior to the Effective Time or held by the Issuer as treasury stock (which will be automatically canceled for no consideration), (ii) shares of Common Stock as to which statutory rights of appraisal have been properly and validly exercised under Delaware law or (iii) shares of Class A Common Stock contributed to Parent by the Rollover Stockholders (as defined below) prior to the Effective Time), will be automatically canceled and converted into the right to receive cash in an amount equal to $5.00 (as may be adjusted pursuant to the Merger Agreement, the "Merger Consideration"), payable to the holder thereof, without interest, subject to any required withholding of taxes.

Additionally, except as otherwise agreed upon in writing between the holder and Parent prior to the Effective Time, effective as of immediately prior to the Effective Time, each of the Issuer's restricted stock units and performance stock units that remains outstanding immediately prior to the Effective Time will automatically be canceled and terminated for either no consideration or the right to receive a cash award, as specified further in the Merger Agreement.
Rollover Agreement
On February 5, 2025, pursuant to the Merger Agreement, certain officers of the Issuer, including the Reporting Person, (each, a "Rollover Stockholder") have entered into a rollover agreement with Parent (the "Rollover Agreement") pursuant to which, among other things, each Rollover Stockholder will, prior to the Effective Time, contribute, assign, transfer and deliver to Parent certain shares held by such Rollover Stockholder in consideration of Parent issuing newly issued equity interests of Parent to such Rollover Stockholder, in each case, in accordance with the terms of the Rollover Agreement.
Voting and Support Agreement
On February 5, 2025, pursuant to the Merger Agreement, each of the Reporting Person, Dustin Weber, Anthony Savino, Abhi Parmar, funds managed by Blackstone Credit and Insurance and CBRE Acquisition Sponsor, LLC, a subsidiary of CBRE Group, Inc. (collectively, the "Supporting Stockholders"), entered into voting and support agreements with Parent and the Issuer (collectively, the "Voting and Support Agreements"), with respect to all shares of Common Stock beneficially owned by the Supporting Stockholders and certain of their affiliates, as applicable, as set forth in their respective Voting and Support Agreement (collectively, the "Covered Shares").
The Supporting Stockholders hold, collectively, approximately 40% of the voting power of the Common Stock. Pursuant to the Voting and Support Agreements, the Supporting Stockholders have agreed to, among other things: (i) vote the Covered Shares in favor of the Merger, the adoption of the Merger Agreement and each of the other actions contemplated by the Merger Agreement and (ii) vote against any Acquisition Proposal (as defined in the Merger Agreement) or actions that result in a material breach of any covenant, representation or warranty of the Issuer under the Merger Agreement or of such Supporting Stockholder under the applicable Voting and Support Agreement or impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger.
Each of the Voting and Support Agreements will terminate upon the earliest of, among other occurrences: (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) an Adverse Recommendation Change (as defined in the Merger Agreement), and (iv) the entry into or effectiveness of any amendment, modification or waiver of any provision of the Merger Agreement that (1) reduces the amount or changes the form of the consideration for the Merger or any consideration otherwise payable with respect to the securities of the Issuer, or imposes material restrictions or constraints on the payment of such consideration, or (2) is adverse to the respective Supporting Stockholder relative to the other stockholders of the Issuer.
In addition, except as specifically permitted by the Voting and Support Agreements, each Supporting Stockholder agreed to not, among other things, prior to the termination of the Voting and Support Agreements, (i) tender any Covered Shares into any tender or exchange offer or commence a tender or exchange offer for Common Stock; (ii) sell, transfer, offer, exchange, pledge, lend, hypothecate, grant, encumber, assign or otherwise dispose of (collectively, "Transfer"), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of any of the Covered Shares or beneficial ownership or voting power thereof or therein; and (iii) form, join or in any way participate in a "group" (as defined in Section 13d-3 under the Securities Exchange Act of 1934, as amended) in connection with certain actions expressly described in the Voting and Support Agreements.
The foregoing descriptions of the Rollover Agreement and the Voting and Support Agreements do not purport to be complete and are qualified in their entirety by reference to the full texts of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of the date hereof, based on 159,999,527 shares of Class A Common Stock outstanding as of November 7, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.
The Reporting Person is the beneficial owner of 16,139,460 shares of Class A Common Stock, which consist of (i) 4,094,857 shares of Class A Common Stock held by the Reporting Person and (ii) 12,044,603 shares of Class A Common Stock held by the Felton Asset Management LLC, of which the Reporting Person is the managing member.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7-10 of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any other transactions in the Class A Common Stock within the past sixty days, except as provided herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 summarizes certain provisions of the Rollover Agreement and the Voting and Support Agreements and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Rollover Agreement, dated as of February 5, 2025.

2. Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on February 6, 2025).

## Signatures
- Gregg Felton: /s/ Gregg Felton, Gregg Felton (02/07/2025)